SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 2, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒          Form 40-F   ☐

Enclosures:

Nokia stock exchange release dated October 6, 2009: Exercises with stock options of Nokia Corporation

Nokia press release dated October 16, 2009: Accenture’s acquisition of Nokia’s Symbian Professional Services completed

Nokia press release dated October 17, 2009: U.S. International Trade Commission confirms ruling in favor of Nokia

Nokia stock exchange release dated October 21, 2009: Changes in Nokia Corporation’s own shares

Nokia press release dated October 22, 2009: Nokia sues Apple in Delaware District Court for infringement of Nokia GSM, UMTS and WLAN patents

Nokia press release dated October 27, 2009: SAP, Nokia and Giesecke & Devrient to establish new global business providing brand protection services

Nokia Siemens press release dated October 20, 2009: Nokia Siemens Networks to transfer provisioning of IT application management to Accenture, Tieto and Wipro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

STOCK EXCHANGE RELEASE

October 6, 2009

Nokia Corporation

Stock exchange release

October 6, 2009 at 09:30 (CET+1)

Exercises with stock options of Nokia Corporation

Espoo, Finland — Based on Nokia’s 2003 employee stock option plan, 7 500 shares of Nokia Corporation were subscribed for between September 1, 2009 and September 30, 2009. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares carry full shareholder rights as from the registration date, October 6, 2009. The shares are admitted to public trading on the NASDAQ OMX Helsinki Ltd as of the registration date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 744 956 052, including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

1

PRESS RELEASE

October 16, 2009

Accenture’s acquisition of Nokia’s Symbian Professional Services completed

Espoo, Finland — Nokia and Accenture today announced the completion of Accenture’s acquisition of Nokia’s Symbian Professional Services, which was initially announced on July 17, 2009. With this transfer, Accenture assumes full ownership of Nokia’s Symbian Professional Services unit responsible for Symbian OS customer engineering and customer support.

Effective October 16, the acquisition is a natural continuation of Nokia’s Symbian acquisition in 2008, creating an independent provider of professional services in the Symbian ecosystem. As a result of the transaction, 157 people transfer from Nokia to Accenture.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways — fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20)

1

our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

2

PRESS RELEASE

October 17, 2009

U.S. International Trade Commission confirms ruling in favor of Nokia

New York, NY, United States - Nokia announced today that the United States International Trade Commission (ITC) has reviewed the Administrative Law Judge’s (ALJ) Initial Determination in favor of Nokia, in the action brought by InterDigital. Following the review, the Commission has affirmed the ALJ’s Initial Determination and terminated the investigation.

Nokia is delighted with this outcome. Not only did the Commission conclude that Nokia products do not infringe InterDigital’s patents, but it also withdrew the portion of the ALJ’s Initial Determination that had found the patents valid.

The case, filed by InterDigital, alleged that Nokia infringed four patents that InterDigital asserted as essential for the UMTS (3G) mobile standard. Today’s result is consistent with a previous judgement in the United Kingdom that found several InterDigital patents not to be essential to the UMTS mobile standard.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations

1

that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

tel. +358 7180 34900

Email: press.services@nokia.com

Nokia

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

www.nokia.com

2

STOCK EXCHANGE RELEASE

October 21, 2009

Nokia Corporation

Stock exchange release

October 21, 2009 at 09:30 am (CET +1)

Changes in Nokia Corporation’s own shares

Espoo, Finland - Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 686 693 Nokia shares (NOK1V) held by the Company are today transferred to approximately 200 participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules. The majority of the shares are delivered under the Nokia Restricted Share Plan 2006.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

1

PRESS RELEASE

October 22, 2009

Nokia sues Apple in Delaware District Court for infringement of Nokia GSM, UMTS and WLAN patents

Espoo, Finland — Nokia announced that it has today filed a complaint against Apple with the Federal District Court in Delaware, alleging that Apple’s iPhone infringes Nokia patents for GSM, UMTS and wireless LAN (WLAN) standards.

As a leading innovator in wireless communications, Nokia has created one of the strongest and broadest patent portfolios in the industry, investing more than EUR 40 billion in R&D during the last two decades. Much of this intellectual property, including the patents in suit, has been declared essential to industry standards.  Nokia has already successfully entered into license agreements including these patents with approximately 40 companies, including virtually all the leading mobile device vendors, allowing the industry to benefit from Nokia’s innovation.

The ten patents in suit relate to technologies fundamental to making devices which are compatible with one or more of the GSM, UMTS (3G WCDMA) and wireless LAN standards. The patents cover wireless data, speech coding, security and encryption and are infringed by all Apple iPhone models shipped since the iPhone was introduced in 2007.

“The basic principle in the mobile industry is that those companies who contribute in technology development to establish standards create intellectual property, which others then need to compensate for,” said Ilkka Rahnasto, Vice President, Legal & Intellectual Property at Nokia. “Apple is also expected to follow this principle. By refusing to agree appropriate terms for Nokia’s intellectual property, Apple is attempting to get a free ride on the back of Nokia’s innovation.”

During the last two decades, Nokia has invested approximately EUR 40 billion in research and development and built one of the wireless industry’s strongest and broadest IPR portfolios, with over 10,000 patent families. Nokia is a world leader in the development of GSM technologies and its evolution to UMTS / 3G WCDMA as well as wireless LAN, which is also demonstrated by Nokia’s strong patent position in these technologies.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications, North America

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Nokia

Mark Durrant

Communications

Tel. +358 71800 8000

www.nokia.com

PRESS RELEASE

October 27, 2009

SAP, Nokia and Giesecke & Devrient to establish new global business providing brand protection services

Vienna, Austria - SAP, Nokia and Giesecke & Devrient (G&D) today have announced plans to form a new company, named “Original1,” to deliver unique product authentication and anti-counterfeiting services across the globe. These services will be aimed at protecting companies and consumers in a wide range of industries from product piracy and counterfeiting, thereby maintaining brand values, revenue potentials and profitability of branded goods. Original1 will be headquartered in Frankfurt, Germany, and headed by Claudia Alsdorf, currently vice president of SAP Research. The new company is expected to begin operations before the end of 2009, subject to the approval of the responsible anti-trust authorities. The announcement was made at SAP® TechEd 2009, being held October 27-29 in Vienna, Austria.

“Counterfeiting is a worldwide problem that is increasing and affecting many successful companies in all industries,” said Alsdorf. “Today, more than ever, companies need to combat counterfeiting before it’s too late, when their company livelihood is at stake. Original1 will provide a one-stop shop for companies seeking secure services that protect them from counterfeiting, safeguard the value of their brands, and help them develop a more transparent way of working to become more sustainable.”

Original1’s services will rely on SAP technology and solutions, while Nokia will deliver mobile authentication software to allow businesses to follow a branded product’s entire life cycle, from a factory to the end customer, using mobile devices. G&D’s contribution to Original1 will consist of security solutions for the entire value chain. This comprises user authentication, end-to-end encryption of the information flow and database encryption. The solution covers the complete sales and logistic supply chain by protecting products and related product packaging by tagging them with intelligent, tamper-proof serialized product codes.

“We see a big business opportunity in brand protection services,” said Antti-Jussi Suominen, general manager, Commerce, Corporate Development, Nokia. “Nokia started a mobile phone-based product authentication business program in 2006; this joint venture is a logical step in evolving that business. We will provide Original1 with the mobility expertise and related technology and believe that mobility will bring a totally new paradigm to brand protection.”

“The brand protection system relies on the trust, customer and companies have in it. Giesecke & Devrient is a Partner of trust for government authorities and companies with special security requirements,” said Dr. Kai Grassie, group senior vice president and head of the New Business division, G&D. “This comprises areas like banknote printing and processing, as well as security products and services for the mobile communication, payment and the IT security industry. G&D will contribute its extensive expertise in high-level security technology to Original1.”

About Giesecke & Devrient

Giesecke & Devrient (G&D) is a leading international technology provider headquartered in Munich, Germany. With a headcount of around 10,000 employees, the Group generated sales of EUR 1.7 billion in fiscal 2008. Founded in 1852, G&D is a global market leader and pioneering innovator in banknote and banknote paper production and processing, smart card solutions for telecommunications and electronic payment, and security documents and identification systems. Over 50 subsidiaries and joint ventures across more than 30 countries ensure customer proximity worldwide. For more information, visit our website at: www.gi-de.com.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

About SAP

SAP is the world’s leading provider of business software(*), offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 89,000 customers in over 120 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” For more information, visit www.sap.com.

NOKIA  FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SAP (*) SAP defines business software as comprising enterprise resource planning and related applications.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2009 SAP AG. All rights reserved.

SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.

Media Enquiries:

Nokia

Communications, Tel. +358 7180 34900, Email: press.services@nokia.com

Communications, Corporate Development, Tel. +358 7180 22152

SAP

Guenter Gaugler Tel. +49 (6227) 7-65416, Email: guenter.gaugler@sap.com, CET

SAP Press Office, Tel. +49 (6227) 7-46315, CET; +1 (610) 661-3200, EDT; Email: press@sap.com

Giesecke & Devrient

Giesecke & Devrient, Stefan Waldenmaier, Tel. +49 (89) 4119-2985, CET, Email: stefan.waldenmaier@gi-de.com

G&D Press Office, Email: press@gi-de.com, www.gi-de.com

www.nokia.com

Press Release

Espoo, Finland – October 20, 2009

Nokia Siemens Networks to transfer provisioning of IT application management to Accenture, Tieto and Wipro

Nokia Siemens Networks has signed agreements to transfer the provisioning of global IT application management services to Accenture, Tieto and Wipro. The transition of these services, involving the planned transfer of just over 170 employees, is expected to be finalized on February 1, 2010. These agreements allow Nokia Siemens Networks to draw on the expertise of three organizations focused on providing IT services.

Accenture will take over the global responsibility for providing application management services for IT applications used in human resources and finance and control, as well as Nokia Siemens Networks company wide corporate tools and platforms.

Tieto will take over global responsibility for providing application management services for research and development related applications, as well as care related applications.

Wipro will take over global responsibility for providing application management services for SAP, delivery, marketing and sales, and product data management applications.

“Nokia Siemens Networks has successfully partnered with Accenture, Tieto and Wipro over a number of years,” said Manfred Immitzer, chief information officer of Nokia Siemens Networks. “These agreements will give Nokia Siemens Networks additional flexibility from the IT services perspective. In addition, the competencies of the transferring personnel fit perfectly with our suppliers’ core businesses and the selected suppliers provide the opportunity for further career growth.”

Nokia Siemens Networks employees planned to transfer include around 70 based in Finland, around 35 in Germany and just over 60 in other countries. Around 40 employees will transfer to Accenture, around 75 to Tieto and just over 50 to Wipro.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com

Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

Media Enquiries

Nokia Siemens Networks

Ben Roome

Phone: +44 7827 300 203

E-mail: ben.roome@nsn.com

Finland

Riitta Mård

Phone: +358 50 514 9718

E-mail: riitta.mard@nsn.com

Germany

Christina Dinne

Phone: +49 89 636 73465

E-mail: christina.dinne@nsn.com

2